# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OSI SYSTEMS INC, CIK 0001039065
CUSIP: 671044105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12525 Chadron Ave., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001538449

## Reporting persons
- Mawer Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 856,383; shared voting power 0; sole dispositive power 856,383; shared dispositive power 0; aggregate amount beneficially owned 856,383 (5.09% of the class)
  Comment: Based upon 16,825,913 Common Shares of OSI Systems, Inc. (the "Issuer") outstanding as of August 18, 2025, as reported in the Issuer's Form 10-K (Quarterly Report) filed with the Securiities and Exchange Commission on August 25, 2025.

## Item 1. Issuer
Name of issuer: OSI SYSTEMS INC
Address of issuer's principal executive offices: 12525 Chadron Ave., Hawthorne, California, 90250

## Item 2. Person Filing
Name of person filing: Mawer Investment Management Ltd.
Address of principal business office or, if none, residence:
600, 517 - 10th Avenue SW
Calgary, Alberta, Canada T2R 0A8
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 856,383
Percent of class: 5.09
Sole power to vote or to direct the vote: 856,383
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 856,383
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mawer Investment Management Ltd.: /s/ John Wilson, John Wilson, Portfolio Manager (11/05/2025)